[BioScrip, Inc. Letterhead]
July 8, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Riedler
Re:	BioScrip, Inc. Registration Statement on Form S-4 (File No. 333-167669), as amended by Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”)
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioScrip, Inc. (the “Company”), both on its own behalf and on behalf of its subsidiaries listed as Registrant Guarantors in the Registration Statement hereby requests acceleration of the effective date of the Registration Statement to 9:00 a.m., Washington, D.C. time, on Tuesday, July 13, 2010, or as soon thereafter as practicable.
     In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 8, 2010

Sincerely, BIOSCRIP, INC.
By:	/s/ Barry A. Posner
Barry A. Posner
Executive Vice President, Secretary and General Counsel

cc:	Scot Foley Securities and Exchange Commission

E. William Bates, II King & Spalding LLP

Adam M. Freiman King & Spalding LLP